Press release
For immediate release

Bombardier Recreational Products Inc. (BRP) Extends Tender Offer

VALCOURT (QUÉBEC) CANADA, June 22, 2006 — Bombardier Recreational Products Inc. ("BRP" or the "Company") is extending the tender offer expiration date for its previously announced cash tender offer relating to its 8 3/8% Senior Subordinated Notes due 2013 (CUSIP No. 09776LAC0) (the "Notes"). The tender offer, which was scheduled to expire at midnight, New York City time, on Friday, June 23, 2006, will be extended to midnight, New York City time, on Tuesday, June 27, 2006, unless further extended by the Company.

To date, holders of all US $200 million of the outstanding principal amount of the Notes have tendered their outstanding Notes and delivered related consents pursuant to the tender offer and consent solicitation described in the Offer to Purchase and Consent Solicitation Statement dated May 19, 2006 (the "Offer to Purchase"). The last day that holders of the Notes could have withdrawn tendered Notes and revoked delivered consents was as of 5:00 p.m., New York City time, on Friday, June 2, 2006. As a result, tendered Notes and delivered consents may no longer be withdrawn or revoked. BRP has entered into a supplemental indenture with U.S. Bank relating to the proposed amendments that have been approved as part of the consent solicitation.

Subject to satisfaction of the closing conditions described in the Offer to Purchase, the Company expects the new settlement date for the tender offer will be Wednesday, June 28, 2006. Based on the tender offer yield of 5.404% determined June 2, 2006, and assuming a June 28, 2006 settlement date, the total consideration to be received by the holders of the Notes will be $1,104.38 per $1,000.00 principal amount of the tendered Notes, plus accrued and unpaid interest on the tendered Notes up to, but not including, the settlement date. If the settlement date changes again in the future, BRP expects it will further adjust the total consideration by calculating such amount as of such new settlement date, but still using the same tender offer yield it announced on June 2, 2006. Any such adjustment will be announced via a press release.

As noted, the tender offer is subject to the terms and conditions set forth in the Offer to Purchase, including the execution of a new senior secured credit facility. If any of the conditions to the tender offer are not satisfied, BRP is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes, and may even terminate the tender offer.

Merrill Lynch & Co. is acting as the sole Dealer Manager and Solicitation Agent for the tender offer and the consent solicitation. The Information Agent is Global Bondholder Services Corporation. Requests for documentation should be directed to Global Bondholder Services Corporation toll-free at (866) 470 4300 or at (212) 430-3774 in the case of banks and brokerage firms. Questions regarding the tender offer and consent solicitation should be directed to Merrill Lynch & Co. at (212) 449-4914 or toll-free at (888) ML4-TNDR.

BRP, a privately-held company, is a world leader in the design, development, manufacturing, distribution and marketing of motorised recreational vehicles. Our portfolio of brands and products includes: Ski-Doo® and Lynx™ snowmobiles, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC®, Can-Am™ all-terrain vehicles, Rotax® engines and karts. Information about BRP is available at http://www.brp.com.

This release contains certain "forward-looking statements" within the meaning of the federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: BRP's ability to introduce new, or improve existing, products; BRP's failure to protect its trademarks, patents and other intellectual property rights; changes in foreign currency valuations and economic conditions in the countries where BRP does business; changes in the price of raw materials; interruptions in deliveries of raw materials or finished goods; BRP's ability to effectively compete and changes in competition or other trends in the industries in which it competes; current and future litigation; acceptance by BRP's customers of new products it develops or acquires; and risks associated with the recapitalization, including, the possibility that the recapitalization may not occur due to failure of the parties to satisfy the conditions in the new senior secured credit facility and related agreement; and the occurrence of events that would have a material adverse effect on BRP as described in such new senior secured credit facility. Many of the factors that will determine BRP's future results are beyond the ability of management to control or predict. Readers are cautioned not to place undue reliance on forward-looking statements. BRP cannot guarantee future results, trends, events, levels of activity, performance or achievements. BRP does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

®, TM and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates.

Contacts:

Pierre Pichette	Stéphanie Vaillancourt
Vice-president,	Manager,
Communications and Public Affairs	Financing and Investor Relations
Tel.: 450-532-5188	Tel.: 514-732-7061
pierre.pichette@brp.com	stephanie.vaillancourt@brp.com